SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.       Description

Exhibit No. 1     Director Shareholding - Amend released on 18 July, 2005

Exhibit No. 1

The following amendment has been made to the Director Shareholding announcement released on 21 March 2005 at 14.15pm under RNS No 0100K.

Mr Boden's total holding of Ordinary shares following the notification should have been 115,673 and not 122,543 as previously stated.

All other details remain unchanged.

The full amended text is shown below.




                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     DAVID BODEN


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7)   Number of shares/amount of
     stock acquired

     23,524


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed

     -


10)  Percentage of issued Class

     -


11)  Class of security

     ORDINARY 10P


12)  Price per share

     GBP0.00 (VESTING OF LONG TERM INCENTIVE PLAN)


13)  Date of transaction

     21/3/05


14)  Date company informed

     21/3/05


15)  Total holding following this notification

     115,673


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries



25) Name and signature of authorised company official responsible for making this notification

     C.B.A. CORMICK

     Date of Notification

     21 MARCH 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  01 August 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary